SO
3-22-04

04003646

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

Uf 3-11-04 RK

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 MAIL PROCESSING SECTION 158 WASH., D.C.

SEC FILE NUMBER
~~8-16267~~ 8-28475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AIG Plaza, 9th Floor , 250 Muñoz Rivera Avenue
(No. and Street)

Hato Rey	**Puerto Rico**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **(201) 352-4382**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, E. L. Alvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Notary Public
State of New Jersey
My Commission Expires Feb. 21 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

UBS Financial Services Incorporated of Puerto Rico
(Formerly UBS PaineWebber Incorporated of Puerto Rico)
(A subsidiary of UBS Financial Services Inc.)

December 31, 2003
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2003 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Miguel A. Ferrer
President
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 43,110

Sworn and subscribed before me by Miguel A. Ferrer, in his capacity as President of UBS Financial Services Incorprated of Puerto Rico, of legal age, single and resident of Guaynabo, Puerto Rico, of whom I personally know, this 18th day of February, 2004.

Notary Public

JORGE A. MIRANDA
ABOGADO - NOTARIO

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

UBS Financial Services Incorporated of Puerto Rico
Statement of Financial Condition
December 31, 2003
(in thousands of dollars)

Assets	
Cash	$ 26
Securities segregated and on deposit for federal and other regulations	2,604
Trading assets, at fair value	217,843
Trading assets, pledged to creditors, at fair value	230
Total trading assets	218,073
Securities purchased under agreements to resell	724,300
Receivables:	
Interest	710
Fees and other	822
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $7,432	6,448
Other assets	8,119
	$ 961,102
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 410,143
Payables:	
Interest	124
Brokers and dealers	7,228
Other liabilities and accrued expenses	2,224
Accrued compensation and benefits	14,941
Payable to affiliated companies	392,941
	827,601
Subordinated liabilities	27,900
Stockholder's equity	105,601
	$ 961,102

See Notes to Statement of Financial Condition.

UBS Financial Services Incorporated of Puerto Rico
Notes to Statement of Financial Condition
December 31, 2003
(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the "Company") is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS Financial Services Inc. ("UBSFSI"). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Trading Assets and Liabilities

Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also

1. Summary of Significant Accounting Policies (continued)

includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's market risk management and trading activities, the Company may enter into a derivative contract to manage the risk arising from other financial instruments or to take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2003.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

1. Summary of Significant Accounting Policies (continued)

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements versus the related receivable and payable balances. Should the fair value of the securities decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements are netted by counterparty on the statement of financial condition.

Securities segregated and on deposit for federal and other regulations in the statement of financial condition is comprised of securities purchased under agreements to resell maintained in a special reserve bank account pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3.

In the normal course of business, the Company obtains securities under agreements to resell, on terms which permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of $804,621 on such terms, most of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statements of Financial Accounting Standards No. 109, Accounting for Income Taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximate fair value.

Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIE's"). In December 2003, the FASB issued a revision to this Interpretation, FIN 46-R. The Interpretations define "variable interests" and specify the circumstances under which consolidation of special purpose entities will be dependent upon such interests. The provisions of FIN 46 are effective after January 31, 2003 for all newly acquired or created interests in VIE's and as of December 31, 2003 for all interests in VIE's existing and owned prior to January 31, 2003. FIN 46-R is effective for all interests in VIE's as of the end of the first reporting period ending after March 15, 2004, however early adoption is permitted. The Company adopted FIN 46-R as of December 31, 2003. The adoption of FIN 46 and FIN 46-R did not have a material effect on the statement of financial condition.

(in thousands of dollars except share data)

2. Trading Assets

At December 31, 2003, trading assets (including those pledged to creditors), recorded at fair value, consisted of the following:

Trading Assets:	
Equities	$ 211,913
Puerto Rico municipal obligations	4,506
Mortgage-backed securities	1,226
Debt	394
U.S. government obligations	34
	$ 218,073

Trading assets pledged to creditors represent proprietary positions, which have been pledged as collateral to counterparties on terms, which permit the counterparties to sell or repledge the securities to others.

A majority of the equities included in trading assets represent holdings of preferred shares of Puerto Rico-based mutual funds, which have been underwritten by the Company.

3. Related Party Transactions

The Company meets its short term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2003, the Company had resale agreements of $430,150 with mutual funds co-managed by an affiliate, and repurchase agreements of $17,060 with UBSFSI and other affiliates, with interest charged at market rates.

UBSFSI provides various administrative and operational services to the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate ("LIBOR"). UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

3. Related Party Transactions (continued)

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

4. Subordinated Liabilities

Under the terms of the Subordinated Term Note (the "Note") between the Company and UBSFSI, the Company is obligated to UBSFSI for $2,900 due on October 31, 2004. The maturity date is automatically extended for one year unless the Board of Directors of UBSFSI votes not to renew this loan. The Note bears interest based on the federal funds rate or LIBOR.

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBSFSI, UBSFSI has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until April 17, 2006. At December 31, 2003, there was $25,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on LIBOR.

The Note and Junior Subordinated borrowings are subordinated to claims of general creditors, are covered by agreements approved by the New York Stock Exchange, Inc. ("NYSE"), and are included as regulatory capital by the Company for the purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

5. Risk Management (continued)

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk management group of UBSFSI which aids in setting and monitoring risk management policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Credit Risk in Proprietary and Client Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers and resale and repurchase agreements are generally collateralized by cash, mortgage-backed, municipal, United States government and agency securities. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2003 were settled without adverse effect on the Company's statement of financial condition.

5. Risk Management (continued)

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions including brokers and dealers, banks and other institutional clients. Concentrations of credit risk can be affected by changes in economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described in the preceding discussion of credit risk.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions including banks, brokers and dealers, and mutual funds.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms throughout the organization and involves various independent oversight units including Audit, Controllers, Legal and Compliance.

6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's statement of financial condition.

7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule. Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2003, the Company's net capital, as defined, was $72,470, which exceeded the minimum net capital requirement by $70,359.

Dividend payments, equity withdrawals, and advances to UBSFSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

9. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans, which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that are above a certain level. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over 3 or 10 years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the prescribed restriction period.

(in thousands of dollars except share data)

10. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Financial Services Inc. also provides certain life insurance and health care benefits to employees of the Company.

11. Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

For financial reporting purposes, deferred tax assets are included in other assets in the statement of financial condition and are reflected without reduction for a valuation allowance. The deferred tax asset of $1,615 is due primarily to net operating loss carryforwards that will expire in 2007.

The significant components of the provision for income taxes for the year ended December 31, 2003 were as follows:

Current	$1,068
Deferred	3,561
	$4,629

The effective tax rate of the Company differs from the statutory Puerto Rico rate of 39% primarily due to permanent differences related to tax-exempt income.